October 2010 Pricing Sheet dated October 15, 2010 relating to Preliminary Terms No. 541 dated October 5, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on the WisdomTree India Earnings Fund due October 22, 2012
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – OCTOBER 15, 2010
Issuer:	Morgan Stanley
Maturity date:	October 22, 2012
Underlying shares:	Shares of the WisdomTree India Earnings Fund
Aggregate principal amount:	$4,987,000
Payment at maturity:	If the final share price is greater than the initial share price:
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$27.45, which is the closing price of one underlying share on the pricing date.
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares.
Valuation date:	October 17, 2012, subject to postponement for non-trading days and certain market disruption events
Leverage factor:	200%
Maximum payment at maturity:	$14.00 per PLUS (140% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	October 15, 2010
Original issue date:	October 21, 2010 (4 business days after the pricing date)
CUSIP:	61759G422
ISIN:	US61759G4221
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.225	$9.775
Total	$4,987,000	$112,207.50	$4,874,792.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 541 dated October 5, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.